EX-99(A)(3)

February 10, 2017

RE: Get cash now from your Highland REIT investments.

Dear Investor,

Good news! Now you can sell your Highlands REIT, Inc. investment and regain control of your money. Right now, IG holdings, INC. will pay you $0.17 per Share for Highlands REIT. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Highlands to decide if or when you get your money back. But this offer expires on April 24, 2017, so you must act soon.

Why take advantage of this opportunity today?

Guarantee your cash now. Highlands REIT has not provided a specific timeframe as to when it may liquidate. Sell today and ensure you get your money out from this security. Highlands does not pay any distribution and you can invest these funds into an investment that has cash flow.

Lower Net Asset Valuation. In January, the Highlands board lowered its Net Asset Valuation from $0.36 to $0.35 per share.

Sell with reduced fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $300 minimum fee per trade. With us, these fees and commissions are reduced. You will be obligated to incur only a $100 fee per transfer.

If you act today, you can get your cash now. We will mail your check within three business days after Highlands confirms the transfer. There are no financing contingencies with this offer. Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at info@peachtreepartnersaz.com or call us at (602) 870-8862.

Sincerely,

Ira Gaines

President

P.S. Remember, this offer expires April 24, 2017 (unless extended). So don't delay. Fill out and mail in the Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 44,109,440 Shares of Highlands REIT at a price of $0.17 per Share, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, by calling or writing us for a free copy, or at www.peachtreepartnersaz.com. The Purchasers are making this offer in view of making a profit, so the price offered is below Highlands’ estimated per Share value, but there can be no assurance as to the actual value of a Share until Highlands liquidates. If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON April 24, 2017, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open. Tenders of Shares made pursuant to the Offer are irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.